UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 13, 2021 (July 12, 2021)

F.N.B. CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania

(State or Other Jurisdiction of Incorporation)

001-31940	25-1255406
(Commission File Number)	(IRS Employer Identification No.)

One North Shore Center, 12 Federal Street, Pittsburgh, PA	15212
(Address of Principal Executive Offices)	(Zip Code)

(800) 555-5455

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock, par value $0.01 per share	FNB	New York Stock Exchange
Depositary Shares each representing 1/40th interest in a share of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series E	FNBPrE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01.	OTHER EVENTS

On July 13, 2021, F.N.B. Corporation and Howard Bancorp, Inc. issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of July 12, 2021. A copy of the joint press release is attached hereto as Exhibit 99.1. In addition, F.N.B. is providing supplemental information regarding the proposed transaction in the form of an investor presentation, which is attached hereto as Exhibit 99.2, and which is also available through the “About Us” section of FNB’s website at www.fnbcorporation.com by clicking on “Investor Relations” and then “Investor & Analyst Presentations.”

Additional Information and Where to Find It

F.N.B. plans to file with the SEC, and the parties plan to furnish to the security holders of Howard, a Registration Statement on Form S-4, which will constitute a proxy statement of Howard and a prospectus of F.N.B. in connection with the proposed Merger, referred to as a proxy statement/prospectus, as well as other relevant documents related to the proposed transaction. The proxy statement/prospectus described above will contain important information about F.N.B., Howard, the proposed Merger and related matters.

BEFORE MAKING ANY VOTING DECISIONS, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC by F.N.B. through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, 12 Federal Street, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard Bancorp has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664..

Participants in the Solicitation

F.N.B. and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding F.N.B.’s directors and executive officers is contained in F.N.B.’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K and related communications are not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of F.N.B. and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statement are subject. The forward-looking statements in this Current Report on Form 8-K pertain only to the date hereof, and F.N.B. and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this Form 8-K are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where F.N.B. and Howard do business, or as a result of other unexpected factors or events;

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against F.N.B. or Howard;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of Howard’s business into F.N.B.’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of F.N.B. and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to F.N.B.’s and Howard’s respective businesses and activities generally that are disclosed in F.N.B.’s 2020 Annual Report on Form 10-K and in other documents F.N.B. files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. F.N.B.’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

ITEM 9.01.	FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits:

Exhibit Number	Description

99.1	Press release dated July 13, 2021.

99.2	Investor Presentation dated July 13, 2021.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

F.N.B. CORPORATION
(Registrant)

By:	/s/ Vincent J. Calabrese, Jr.
Name:	Vincent J. Calabrese, Jr.
Title:	Chief Financial Officer

Dated: July 13, 2021

Exhibit 99.1

F.N.B. Corporation and Howard Bancorp, Inc. Announce Merger Strengthening

Mid-Atlantic Presence

Joint Press Release

PITTSBURGH, PA and BALTIMORE, MD – July 13, 2021 — F.N.B. Corporation (“FNB”) (NYSE: FNB) and Howard Bancorp, Inc. (“Howard”) (NASDAQ: HBMD) today announced the signing of a definitive merger agreement for FNB to acquire Howard, including its wholly-owned banking subsidiary, Howard Bank, in an all-stock transaction valued at $21.96 per share, or a fully diluted market value of approximately $418 million, based upon the closing stock price of FNB as of Monday, July 12, 2021.

Howard, based in Baltimore, Maryland, had approximately $2.6 billion in total assets, $2.0 billion in total deposits and $1.9 billion in total loans and leases at March 31, 2021, and operates 13 full-service banking offices in Baltimore and the greater Washington, D.C., area. This strategically significant merger will enhance FNB’s growth trajectory and deepen FNB’s long-standing presence in its dynamic Mid-Atlantic Region, which includes Maryland, the Washington, D.C., metropolitan area and northern Virginia.

Following the proposed merger with Howard, on a pro-forma basis, FNB will have approximately $41 billion in total assets, $32 billion in deposits and $27 billion in total loans. Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, stockholders of Howard will be entitled to receive 1.8 shares of FNB common stock for each share of Howard common stock they own. The exchange ratio is fixed, and the transaction is expected to qualify as a tax-free exchange for Howard’s stockholders. Simultaneously with the parent company merger, Howard Bank will merge with and into FNB’s subsidiary, First National Bank of Pennsylvania.

Vincent J. Delie, Jr., Chairman, President and Chief Executive Officer of F.N.B. Corporation stated, “FNB and Howard share a deep cultural commitment to client and community service. Combined, we will have the sixth largest deposit share in the Baltimore market, reinforcing our strong presence and presenting our organizations with the opportunity to deliver an enhanced experience for our customers, communities and dedicated teams.”

“Howard Bank has long committed to building our relevance to our stakeholders as well as our impact on our communities. FNB, in turn, has a long-standing reputation in Maryland as a premier financial institution that is similarly committed to building meaningful relationships with its clients and communities,” said Mary Ann Scully, Chairman and Chief Executive Officer of Howard Bancorp, Inc. “Our partnership will add enviable scale and greater access to a comprehensive set of products, services and broader in-market expertise that we believe will result in an enhanced customer experience for both our core commercial base and our growing retail clientele.”

FNB expects the merger to be 4% accretive to earnings per share with fully phased-in cost savings on a GAAP basis and expects the merger to enhance FNB’s profitability metrics. Additionally, FNB anticipates the tangible book value per common share impact to be minimal and expects the CET1 ratio to remain unchanged on a pro forma basis at closing.

FNB and Howard expect to complete the transaction and integration in early 2022 after satisfaction of customary closing conditions, including regulatory approvals and the approval of Howard’s stockholders.

Morgan Stanley & Co. LLC served as financial advisor and Reed Smith LLP served as legal counsel to FNB. Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor and Nelson Mullins Riley & Scarborough LLP served as legal counsel to Howard.

An investor presentation will be available through the “About Us” section of FNB’s website at www.fnbcorporation.com by clicking on “Investor Relations” then “Investor & Analyst Presentations,” or in the filings of FNB and Howard on the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This joint press release is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664.

Participants in the Solicitation

FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021, and in certain of its Current

Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

About F.N.B. Corporation

F.N.B. Corporation (NYSE:FNB), headquartered in Pittsburgh, Pennsylvania, is a diversified financial services company operating in seven states and the District of Columbia. FNB’s market coverage spans several major metropolitan areas including: Pittsburgh, Pennsylvania; Baltimore, Maryland; Cleveland, Ohio; Washington, D.C.; and Charlotte, Raleigh, Durham and the Piedmont Triad (Winston-Salem, Greensboro and High Point) in North Carolina. The Company has total assets of more than $38 billion and nearly 340 banking offices throughout Pennsylvania, Ohio, Maryland, West Virginia, North Carolina, South Carolina, Washington, D.C., and Virginia.

FNB provides a full range of commercial banking, consumer banking and wealth management solutions through its subsidiary network which is led by its largest affiliate, First National Bank of Pennsylvania, founded in 1864. Commercial banking solutions include corporate banking, small business banking, investment real estate financing, government banking, business credit, capital markets and lease financing. The consumer banking segment provides a full line of consumer banking products and services, including deposit products, mortgage lending, consumer lending and a complete suite of mobile and online banking services. FNB’s wealth management services include asset management, private banking and insurance.

The common stock of F.N.B. Corporation trades on the New York Stock Exchange under the symbol “FNB” and is included in Standard & Poor’s MidCap 400 Index with the Global Industry Classification Standard (GICS) Regional Banks Sub-Industry Index. Customers, shareholders and investors can learn more about this regional financial institution by visiting the F.N.B. Corporation website at www.fnbcorporation.com.

About Howard Bancorp, Inc.

Howard Bancorp, Inc. is the parent company of Howard Bank, a Maryland-chartered trust company operating as a commercial bank. Headquartered in Baltimore City, Maryland, Howard Bank operates a general commercial banking business through its 13 branches located throughout the Greater Baltimore Metropolitan Area. Additional information about Howard Bancorp, Inc. and Howard Bank is available on its website at www.HowardBank.com.

Cautionary Statement Regarding Forward-Looking Information

This joint press release of FNB and Howard contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal,” and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this press release pertain only to the date of this press release, and FNB and Howard disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this press release are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and Howard do business, or as a result of other unexpected factors or events;

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or Howard;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and Howard, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov.

###

Analyst/Institutional Investor Contact:

Lisa Constantine, 412-385-4773

constantinel@fnb-corp.com

Media Contact:

Jennifer Reel, 724-983-4856, 724-699-6389 (cell)

reel@fnb-corp.com

Acquisition of Howard Bancorp, Inc. July 13, 2021 Exhibit 99.2

Disclaimer This presentation contemplates a business combination pursuant to a merger agreement, dated as of July 12, 2021, between F.N.B. Corporation and Howard Bancorp, Inc. This presentation discusses the proposed transaction and does not purport to be all-inclusive, or to give you any legal, tax or investment advice. This presentation does not constitute or involve the giving of any investment advice, the making of representation, warranty or covenant whatsoever, or as a recommendation with respect to the voting, purchase or sale of any security or as to any other matter by FNB, Howard, or any other entity or person. Additional Information about the Merger and Where to Find It In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA, 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664. Participants in the Solicitation FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8‑K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus that meets the requirements of Section 10 of the Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Information This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and Howard with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics), and the timing of the closing of the transaction. Forward-looking statements are typically identified by words such as "believe", "plan", "expect", "anticipate", "intend", "outlook", "estimate", "forecast", "will", "should", "project", "goal", and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statement are subject. The forward-looking statements in this presentation pertain only to the date of this presentation, and FNB and Howard disclaim any obligation to update or revise any forward‑looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements. Forward-looking statements contained in this presentation are subject to, among others, the following risks, uncertainties and assumptions: The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and Howard do business, or as a result of other unexpected factors or events; Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by Howard stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point; The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction; Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; The outcome of any legal proceedings that may be instituted against FNB or Howard; Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger; Unanticipated challenges or delays in the integration of Howard’s business into FNB’s and or the conversion of Howard’s technology systems and customer data may significantly increase the expense associated with the transaction; and Other factors that may affect future results of FNB and Howard including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s and Howard’s respective businesses and activities generally that are disclosed in FNB’s 2020 Annual Report on Form 10-K and in other documents FNB files with the SEC, and in Howard’s 2020 Annual Report on Form 10-K and in other documents Howard files with the SEC. FNB’s and Howard’s SEC filings are accessible on the SEC website at www.sec.gov. Use of Projections and Financial Information This presentation contains financial forecasts relating to the anticipated future financial performance of the proposed combination of FNB and Howard and is subject to risks and uncertainties that could cause actual results to differ materially from those forecasts and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of FNB and Howard with respect to, among other things, general economic, market, interest rate and financial conditions, the availability and cost of capital for future investment, and competition within applicable markets. The projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information or generally accepted accounting principles in the United States of America (“GAAP”). None of the assumptions underlying the projections may be realized, and they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of FNB and Howard. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may materially differ. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the information set forth below should not be regarded as an indication that the projections will be an accurate prediction of future events, and they should not be relied on as such. None of FNB and Howard or any of their respective affiliates, advisors or other representatives has made, or makes, any representation to any stockholder regarding the information contained in the projections and, except as required by applicable securities laws, neither FNB and Howard intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error. Market and Industry Data Market and industry data used throughout this presentation is based on information derived from third party sources, the knowledge of the management teams of FNB and Howard regarding their respective industries and businesses and respective management teams’ good faith estimates. While management of FNB and Howard believe that the third party sources from which market and industry data has been derived are reputable, FNB and Howard have not independently verified such market and industry data, and you are cautioned not to give undue weight to such market and industry data. Non-GAAP Financial Measures Financial measures included in the forecasts provided to a board of directors or financial advisor in connection with a business combination transaction are excluded from the definition of “non‑GAAP financial measures” under the rules of the SEC, and therefore the Howard projections, the FNB and Howard combined company projections, and estimated synergies included in this presentation are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the FNB board of directors, Howard, or the FNB and Howard respective financial advisors in connection with the merger. Accordingly, no reconciliation of such measures is provided in this presentation.

Transaction Highlights

Howard Bancorp Acquisition Represents a Strategic Transaction with Attractive Financial Impacts and Low Execution Risk

Strategic Transaction

- ✓ Strategic, in-market acquisition that is additive to FNB's Maryland presence; significant scarcity value with Howard Bancorp positioned as the largest remaining community bank based in the Baltimore MSA
- ✓ Increases FNB's Baltimore deposits by $1.7Bn to $3.5Bn and #6 deposit rank on a pro forma basis
- ✓ Attractive core deposit franchise with 36% non-interest bearing deposits and 14 bps cost of deposits
- ✓ Strong commercial-focused bank with consistent underwriting philosophy and solid customer base
- ✓ Ability to overlay FNB product suite onto Howard Bancorp customer base

Attractive Financial Impacts

- ✓ 4% EPS accretion with fully phased-in cost savings
- ✓ Enhances key profitability metrics, including a >200 bps improvement in Efficiency ratio
- ✓ Limited TBV dilution of (2)% with short earnback period of ~3 years
- ✓ Efficient use of capital with IRR of >25% and neutral to CET1 ratio
- ✓ Well-structured transaction; Price / TBV of 1.6x and Price / Forward EPS with Cost Savings of 8.8x

Low Execution Risk

- ✓ Howard Bancorp represents ~6% of combined asset size
- ✓ In-market transaction with significant cost savings and branch consolidation opportunities
- ✓ Both banks operate on a common core banking system, allowing for lower integration risk
- ✓ Successful history of operating in Howard Bancorp's markets; represents FNB's fourth acquisition in Maryland for a total weighted average entry price of 1.5x TBV over all transactions
- ✓ FNB is a proven acquirer that has successfully integrated 15 acquisitions since 2005

F.N.B. Corporation

3

Overview of Howard Bancorp, Inc.

Howard Bancorp is a Commercial-Focused Lender with a Strong Operating Profile

HOWARD BANK

Overview of Howard Bancorp

Assets	$2.6Bn
Headquarters	Baltimore, MD
Chairman & CEO	Mary Ann Scully
Ticker	HBMD (NASDAQ-Listed)
Average Daily Trading Volume (3-Mo)	$0.3MM
Year Founded	2004
Locations	13 Branches

Howard Bancorp Loan & Deposit Composition

Loan Composition



Consumer 4%
PPP 10%
C&I 19%
CRE - OO 13%
CRE - NOO 32%
Residential 23%

Loans: $1.9Bn
Yield on Loans: 4.22%

Deposit Composition



Institutional Deposits 11%
Non-Interest Bearing DDA 36%
Interest Bearing DDA 12%
MMKT & SAV 30%
Customer Time Deposits 10%

Deposits: $2.0Bn
Cost of Deposits: 0.14%

Howard Bancorp Financial Summary

Balance Sheet (1Q'21) (%)		Profitability (1Q'21) (%)	
% Non-Interest Deposits	36	ROAA	0.98
TCE / TA	9.9	ROATCE	10.3
CET1 Ratio	12.1	Net Interest Margin	3.43
NPAs / Assets	0.6	Efficiency Ratio	54
Reserves / Loans	0.9	Fee Income Ratio	10

Market Position: Baltimore MSA Deposit Share

Rank	Mid-Sized Bank Rank	Bank	Deposits ($Bn)	Branches (No.)	Avg. Deposits / Branch ($MM)	Market Share (%)
1	-	Bank of America	28.6	74	386	31.7
2	-	M&T Bank	19.5	96	203	21.6
3	-	PNC	9.4	82	115	10.4
4	-	Wells Fargo	8.6	54	160	9.6
5	-	Truist	7.2	81	89	8.0
		First National Bank / HOWARD BANK	**3.5**	**33** [1]	**105** [1]	**3.8**
6	1	Sandy Spring Bancorp	1.9	11	174	2.1
7	**2**	First National Bank	**1.8**	**20**	**91**	**2.0**
8	**3**	HOWARD BANK	**1.7**	**13**	**127**	**1.8**
9	4	Capital Funding Bancorp	1.4	2	710	1.6
10	5	Shore Bancshares	1.3	15	86	1.4

F.N.B. Corporation

Source: Company Materials, SNL Financial

Notes:

1. Does not include the impact of contemplated branch consolidations

4

Strategic In-Market Transaction with Low Execution Risk

Enhances Presence within the Baltimore MSA & Mid-Atlantic Region, While Allowing for Significant Cost Savings Opportunities

FNB Operates a Well-Diversified Footprint



Cleveland
Pittsburgh
Columbus
Philadelphia
Baltimore
Trenton
Washington
Richmond
Norfolk
Greensboro
Raleigh
Charlotte
Fayetteville
Columbia
Augusta
Charleston
FNB
Howard

Enhances Baltimore Presence with Howard Bancorp Acquisition



Hagerstown
Maryland
Martinsburg
Frederick
Baltimore
Winchester
Germantown
Columbia
Annapolis
Washington
Dale City
FNB
Howard
Branch Overlap
3-Mile: 85%
2-Mile: 62%
1-Mile: 46%

Adds to FNB's Strong Customer Density in Maryland [1]



Baltimore
Wealth Management
Retail & Commercial
Insurance

- ***Howard Bancorp adds incremental scale to our Maryland presence***

F.N.B. Corporation

Source: Company Materials, SNL Financial

Notes:

1. Represents current FNB customers

5

Attractive Financial Impacts Howard Bancorp Represents a Financially-Compelling Transaction for FNB, While Preserving Tangible Book Value and Capital Notes: Based on pro forma impacts including fully phased-in cost savings Includes full impact of one-time merger expenses in pro forma closing impacts for TBV and capital for illustrative purposes Key Items Earnings per Share (1) Efficiency Ratio (1) Return on Tangible Common Equity (1) TBV per Share at Closing (2) TBV Earnback (Crossover Method) (2) CET1 Ratio at Closing (2) Internal Rate of Return Pro Forma Financial Impact 4% >(200)bps >50bps (2)% ~3 Years Neutral >25%

FNB is an Experienced Acquirer in the Dynamic Maryland Market Mid-Atlantic Franchise Has Been Augmented by Attractively-Priced Acquisitions Baltimore is an Attractive Market Howard Bancorp Represents our Fourth Maryland Transaction for a Weighted Average Entry Price of 1.5x TBV Acquisition State Announce Date Deal Value ($MM) Price / TBV (x) Cost Savings (%) Assets ($Bn) MD 7/13/21 $418MM 1.6x >50% $2.6Bn MD 4/8/14 $102MM 1.3x 40% $0.4Bn MD 6/14/13 $78MM 1.3x 25% $0.6Bn MD 10/22/12 $50MM 1.6x 30% $0.4Bn Source: SNL Financial, Baltimore County Government, Baltimore Sun, Economic Alliance of Greater Baltimore Key Item Baltimore Metrics Population 2.8MM Number of Businesses (Baltimore County) 21,317 Businesses with 100+ Employees (Baltimore County) 500+ Median Home Sale Price $330k Density of Advanced Degree Holders Ranking Among Top 25 Largest U.S. Metro Markets 4th Dynamic Market Demographics Blue Chip Top Employers Median Household Income ($000) Projected Median Household Income Change: 2021-2026E (%)

Consideration Mix – 100% stock Exchange Ratio – 1.8 shares of FNB common stock for each share of Howard Bancorp common stock Transaction Value – $418MM deal value, or $21.96 per share (1) Price / TBV – 1.6x Price / Forward EPS with Cost Savings – 8.8x Cost Savings – >50% cost savings on Howard Bancorp’s non-interest expense Phase-In Period – 85% in year one and 100% thereafter Branch Overlap – 62% of Howard Bancorp’s branches are within 2-miles of an FNB branch System Overlap – Lower risk integration with common core banking platform One-Time Merger Expenses – $32MM pre-tax Impact of one-time merger expenses fully included in pro forma closing impacts for TBV and capital Loan Credit Mark – 1.7% of loans 56% PCD loan mark composition (1.0% of loans) and 44% non-PCD composition (0.7% of loans) Day 2 CECL reserve of 1.2% of loans Core Deposit Intangible (CDI) – 0.50% of non-time deposits Amortized using 10-year sum-of-years digits Closing – Estimated in early 2022 Key Transaction Assumptions Conservative Assumptions Utilized within Pro Forma Modeling Analysis Notes: Based on FNB closing price of $12.20 as of July 12, 2021; represents fully diluted deal value Consideration & Deal Value Cost Savings Key Merger Assumptions

Key Takeaways Low Execution Risk Attractive Financial Impacts Strategic Transaction